Filed by Penn National Gaming, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Pinnacle Entertainment, Inc.

Commission File No.:  001-37666

On December 18, 2017, Penn National Gaming, Inc. (“Penn National”) hosted a conference call regarding Penn National’s pending acquisition of Pinnacle Entertainment, Inc. (“Pinnacle”) pursuant to the Agreement and Plan of Merger, dated as of December 17, 2017, by and among Pinnacle, Penn National and Franchise Merger Sub, Inc. A copy of the transcript from this conference call follows.

Client Id: 77 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT PENN - Penn National Gaming Inc to Acquire Pinnacle Entertainment Inc Conference Call EVENT DATE/TIME: DECEMBER 18, 2017 / 1:00PM GMT OVERVIEW: Co. entered into an agreement to acquire Pinnacle Entertainment in cash and stock transaction valued at approx. $2.8b. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 DECEMBER 18, 2017 / 1:00PM, PENN - Penn National Gaming Inc to Acquire Pinnacle Entertainment Inc Conference Call CORPORATE PARTICIPANTS Anthony M. Sanfilippo Pinnacle Entertainment, Inc. - Chairman & CEO Jay A. Snowden Penn National Gaming, Inc. - President & COO Joseph Jaffoni Timothy J. Wilmott Penn National Gaming, Inc. - CEO & Director William J. Fair Penn National Gaming, Inc. - Executive VP, CFO & Treasurer CONFERENCE CALL PARTICIPANTS Carlo Santarelli Deutsche Bank AG, Research Division - Research Analyst Chad C. Beynon Macquarie Research - Head of US Consumer, SVP, and Senior Analyst Joseph Richard Greff JP Morgan Chase & Co, Research Division - MD Patrick Scholes Shaun Clisby Kelley BofA Merrill Lynch, Research Division - MD Steven Moyer Wieczynski Stifel, Nicolaus & Company, Incorporated, Research Division - MD of Equity Research and Gaming & Leisure Research Analyst Thomas Glassbrooke Allen Morgan Stanley, Research Division - Senior Analyst PRESENTATION Operator Ladies and gentlemen, thank you for standing by, and welcome to the conference call to discuss Penn National Gaming's acquisition of Pinnacle Entertainment, which was announced this morning. (Operator Instructions) As a reminder, today's call is being recorded Monday, December 18, 2017. Now, I'd like to turn the call over to Mr. Joe Jaffoni. Please go ahead, sir. Joseph Jaffoni Thank you, operator. Earlier this morning, we issued a press release and posted a slide presentation, both of which can be accessed on the Investor portion of our website at www.pngaming.com. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or does not constitute or --solicitation of any vote or approval. In connection with the proposed transaction, Penn will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement prospectus regarding the proposed transaction. The joint proxy statement prospectus, when filed, and other documents filed with --by Penn and Pinnacle with the SEC may be obtained free of charge at Penn's website, www.pngaming.com, or Pinnacle's website, www.pnkinc.com, as applicable or at the SEC's website at www.sec.gov. You should review materials filed with the SEC carefully as they will include important information regarding the proposed transaction, including information about Penn and Pinnacle and their respective directors, executive officers and employees who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and description of their direct and indirect interests by security holdings or otherwise. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 DECEMBER 18, 2017 / 1:00PM, PENN - Penn National Gaming Inc to Acquire Pinnacle Entertainment Inc Conference Call I'd also like to remind you that today's call may contain forward-looking statements. You can find factors that could cause the company's actual results to differ materially from these forward-looking statements listed in today's press release under Risk Factors in Penn's Form 10-K for the year ended December 31, 2016 as updated by any subsequent Form 10-Qs which are on file at the SEC and are available on our website. I'd also like to remind you that today's call and webcast will include non-GAAP financial measures within the meaning of SEC Regulation G. When required, a reconciliation of all non-GAAP financial measures to the most directly comparable financial measures, calculated and presented in accordance with GAAP, can be found today --in today's press release as well as on the company's website. On the call today is Mr. Timothy Wilmott, Chief Executive Officer of Penn; and Mr. Anthony Sanfilippo, Chief Executive Officer of Pinnacle. After the prepared remarks, there will be a question-and-answer session. A copy of the slide presentation referenced on this call is available on the Investor Relations section of the Penn National Gaming website as well as on the Pinnacle website. With that, I'm pleased to turn the call over to Mr. Wilmott. Tim? Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director Thanks, Joe. Good morning, everyone, and welcome to our call, which will highlight our transformative and exciting announcement today. Joining me on the Penn side as additional presenters will be Chief Operating Officer, Jay Snowden; and Chief Financial Officer, B.J. Fair. We have entered into an agreement to acquire Pinnacle Entertainment in a cash-and-stock transaction valued at approximately $2.8 billion. I will get into the details of this transaction later, but first, I'd like to hand it off to Anthony. Anthony M. Sanfilippo - Pinnacle Entertainment, Inc. - Chairman & CEO Thank you, Jim, and good morning to everyone on the call. Also with me is Ginny Shanks, our Chief Administrative Officer; and Carlos Ruisanchez, our President and Chief Financial Officer. For many years, about 3 quarters actually, we have hosted earnings calls and, during that time, reported on the growth success of our company, Pinnacle Entertainment. We are proud of the company we've become and note that it's a direct result of the many dedicated and caring leaders and team members throughout our company. Today's announcement brings a new chapter to Pinnacle Entertainment. We believe the combination of Penn and Pinnacle creates a dynamic gaming entertainment company and we are excited about the many possibilities going forward. We are also pleased that Boyd Gaming will become the new owner at the closing of the transaction of 4 of our properties. I'm confident our team members will be in good hands with Keith Smith and the Boyd team. It will be our mission to do everything we can to make these ownership transitions the very best that they can be. Tim, it's my pleasure to turn the call back over to you and the team at Penn National. Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director Thank you, Anthony. Very well said. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 DECEMBER 18, 2017 / 1:00PM, PENN - Penn National Gaming Inc to Acquire Pinnacle Entertainment Inc Conference Call Now, I'll be referring to the investor presentation that was referred earlier and can be found on either our --either of our companies' websites. I'd like to direct your attention to Slide 4 to begin to walk you through the specifics of the transaction and the strategic rationale. As I mentioned, the total purchase price is approximately $2.8 billion. Pinnacle shareholders will receive $20 in cash and 0.42 shares of Penn common stock for each share of Pinnacle stock or a total of approximately $32.47 per Pinnacle share based on the closing stock price of Penn National on December 15, 2017. The transaction reflects a 36% premium for Pinnacle shareholders based on Pinnacle's closing price of $21.86 and Penn's closing price of $22.91 on October 4, 2017. Following the close of the transaction, which is expected to occur in the second half of 2018, Penn National shareholders will own 78% and Pinnacle shareholders will own 22% of the newly combined company. Concurrent with the closing of the transaction and to facilitate regulatory approvals, 4 of Pinnacle's properties will be divested to Boyd Gaming. In addition, Penn will complete a sale and leaseback of the Plainridge Park and Belterra Park real estate with Gaming and Leisure Properties, the landlord for Penn and Pinnacle under our respective master lease agreements. Taking into account the asset divestitures to Boyd and the sale leaseback to GLPI and cash from Pinnacle operations from today til closing, the effective Pinnacle purchase price is approximately $1.7 billion. The acquisition reflects a multiple of 6.6x last 12-month EBITDA pro forma for the $100 million of anticipated run rate cost synergies and the master lease rank adjustments. In addition to the $100 million in annual run rate cost synergies which are expected to be achieved within 24 months of closing, we see additional synergy opportunities to drive upside through increased Las Vegas visitation, enhanced scale in our player database and higher social gaming revenues, which Jay will walk through in more detail in a few moments. Looking ahead, we expect to close the transaction in the second half of 2018, subject to the approval of shareholders of both Penn and Pinnacle as well as gaming and regulatory approvals and other customary closing conditions. We intend to work closely with Anthony and the Pinnacle team to complete the acquisition as quickly and efficiently as possible so together we can begin realizing the benefits of being one company. Turning to Slide 5. Let's spend a few moments on the transaction Penn and Pinnacle are executing with Boyd and GLPI. Many parties have worked together on today's announcement to create a seamless transaction and I couldn't be more pleased with the outcome. Pinnacle will sell gaming operations of Ameristar Kansas City, Ameristar St. Charles, Belterra Casino Resort and Belterra Park to Boyd for approximately $575 million in cash, reflecting a 6.25 multiple on last 12-month adjusted property EBITDA. Pinnacle and GLPI have entered into an agreement to amend the terms of the Pinnacle master lease to permit the divestitures. Our acquisition of Pinnacle include all the remaining Pinnacle assets and we will continue to have 2 distinct master leases for legacy Penn and Pinnacle assets as well as a third standalone Meadows lease in --for the operation of Pennsylvania, which we will assume. Concurrently, GLPI and Boyd will enter into new --a new master lease agreement for these divested properties in which Boyd will lease the real property from GLPI. Pinnacle's current rent obligations will be allocated proportionally between Penn and Boyd based on the adjusted EBITDA contribution of the respective properties acquired as of full year 2017. In connection with the transaction, we have agreed to sale --to the sale and leaseback of the real estate associated with Belterra Park and Plainridge Park Casino for approximately $315 million. Both of these assets will be added to the Pinnacle master lease being assumed by Penn, which will carry an annual fixed rent payment of $25 million, implying a blended multiple of 9.8x on rent. In addition, the Pinnacle master lease will be amended to reflect a $13.9 million increase in annual rent after adjusting for the removal of the businesses being acquired by Boyd. The divestitures and sale leasebacks are anticipated to occur immediately prior to and are conditioned upon the completion of the Pinnacle transaction. The Boyd and GLPI transactions are key building blocks to the Penn-Pinnacle deal coming together and we're confident we have achieved the right structure for all the parties involved. As we turn to Slide 6, you will see a few of the reasons we're enthusiastic about this transaction. The combination will enhance Penn's position as North America's leading regional gaming operator and expand our geographic footprint with the addition of the best-in-class destination properties provided by Pinnacle. In addition, we expect to realize meaningful synergies while accelerating our ongoing growth strategy and driving long-term value for our shareholders. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 DECEMBER 18, 2017 / 1:00PM, PENN - Penn National Gaming Inc to Acquire Pinnacle Entertainment Inc Conference Call Turning to Slide 7. On a pro forma basis, last 12-month net revenues of the combined company is just over $5 billion. Last 12-month adjusted EBITDAR is $1.46 billion and last 12-month adjusted EBITDA is just under $700 million. Conventional net leverage is 2.7x or 5.4x on a lease-adjusted basis. Importantly, we're looking at a more diverse and balanced portfolio of properties with our top 3 assets accounting for 19% of global gaming revenues on a pro forma basis compared to today at Penn, with our top 3 properties, at 28%. From a balance sheet perspective, the combination will create significant cash flow that will drive enhanced financial strength and operational flexibility as we execute on our strategic objectives. On Slide 8, we see just how impactful the combination will be for Penn. Penn and Pinnacle generated just over $5 billion in last 12-month net revenue and $1.465 billion in last 12-month adjusted EBITDAR on a pro forma basis as of Q3 2017. Looking across our peer group, it's clear that together, Penn and Pinnacle will be well-positioned to deliver enhanced revenue and profitability for our shareholders. On Slide 9, we see that with the combined 41 properties in 20 jurisdictions across North America, we'll have the most extensive geographic footprint and greater operational diversity than any other company in our category. In fact, we didn't include Caesars in this slide, but as we looked at them, it's worth noting that Caesars has 23 regional gaming properties to-date. With this broader, deeper base of properties, we'll benefit from greater economies of scale and increased purchasing power while diversifying our revenue streams. The map on Slide 10 highlights the compelling reach of the combined company's footprint and complementary gaming services. Our expanded portfolio will give our customers access to over 53,000 slot machines, 1,300 table games, 8,300 hotel rooms and we'll have over 30,000 employees. The acquisition will further enhance our existing portfolio, providing us with exposure to new metro areas like Denver, Houston and Omaha. Our main focus is maximizing the experience and access for our customers, further driving play within our new portfolio. We're certain that the increased breadth and depth of our gaming options and amenities will do just that. If you look at Slide 11, the transaction provides Penn some of the highest quality regional casinos operating in the United States today. Those highlighted on Slide 11 are a few of the best-in-class properties that we're excited to welcome into the Penn portfolio. Combining award-winning restaurants, elegant guestrooms, nightclub entertainment and expansive casinos will provide the destination experience that our guests are seeking and epitomize the focus of quality customer service that both Penn and Pinnacle represents. At this point, I'd like to turn the presentation over to Jay Snowden, our President and Chief Operating Officer. Jay A. Snowden - Penn National Gaming, Inc. - President & COO Thanks, Tim, and good morning to everyone on what is a extremely exciting day for all of us here at Penn National Gaming. If you move to Slide 12, you can see the combination of Penn and Pinnacle is expected to generate $100 million in annual run rate cost synergies realized within 2 years of closing. These will be driven primarily by the elimination of corporate overhead redundancies and improved property level efficiencies. The anticipated $100 million in synergies will be independent from the margin improvement initiatives we outlined on our third quarter earnings call. We continue to drive operational improvements and make investments in Penn National and are making progress toward our goal of achieving between 29% and 30% EBITDA margins by 2020. Both companies have cultures of operating efficiently and the combined company will have the operational expertise and best practices of 2 industry leading gaming companies. We have a tremendous amount of respect for the talented team that Anthony, Carlos and Ginny have built and cultivated at Pinnacle. Penn and Pinnacle have some of the highest performing talent in our industry so this is truly a combination of the 2 premier regional gaming companies in the United States and the management team of the pro forma company will comprise the absolute best of the best. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 DECEMBER 18, 2017 / 1:00PM, PENN - Penn National Gaming Inc to Acquire Pinnacle Entertainment Inc Conference Call With respect to operational efficiencies, we'll be able to leverage economies of scale and enhanced purchasing power and we see opportunities for meaningful savings in labor, procurements and marketing activities as well as the benefits that will come from sharing best practices. Importantly, achieving these synergies will only require modest expenditures and there are no significant CapEx requirements for integration and we are already focused on planning for our seamless integration with our partners at Pinnacle. In addition, the cost synergies by combining 2 of the top customer loyalty programs in the industry will be better positioned to drive play within and throughout our portfolio, in particular at Tropicana Las Vegas and M Resort. I would ask now that you move to Slide 13. Looking at our portfolio of regional gaming assets, our number of properties will increase from 29 to 41, expanding our reach and reducing our geographic and revenue concentration. As I mentioned previously, with more regional properties, we will benefit from an expanded customer base to support increased visitation at our 2 Las Vegas properties, the Tropicana and M Resort. We also expect increased revenue in retail, online and social gaming through new and expanded promotional opportunities with the addition of the Pinnacle assets. Lastly and most importantly, we'll be combining 2 of the top loyalty programs in the industry, Marquee Rewards and mychoice, whose combined membership will increase to approximately 5 million active players, creating a broader built-in customer base and additional opportunities to drive revenue through marketing activities and enhanced benefits for our members. In short, by combining our highly complementary portfolios and similar operating philosophies, we will able to leverage the strengths of both our companies and create an unparalleled experience for our customer, which we expect will generate significant value for our shareholders. So with that, I will hand it off to B.J. Fair, our CFO. William J. Fair - Penn National Gaming, Inc. - Executive VP, CFO & Treasurer Thanks, Jay. Slide 15 provides an overview of the proposed financing for the transaction. The total sources and uses at close are expected to be $3.071 billion. The sources are broken down as follows: We anticipate to have a new term loan B debt in the amount of $1.25 billion. We'll issue approximately $790 million of stock to the Pinnacle shareholders. $837 million is estimated to be the after-tax proceeds from the sale of assets to Boyd and the GLPI sale leaseback transactions. And then we will fund the remaining $194 million with cash on the balance sheet. Overall, we will maintain a solid debt profile with the closing of rent-adjusted leverage in the 5.5 to 5.7x on a pro forma basis, which we intend --and we will intend to continue to reduce debt over the near-term. We're pleased that the attractive financing secured in connection with our acquisition of Pinnacle also makes this transaction even more compelling. And with that, I will turn it back to Tim. Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director Thank you, B.J. In my closing remarks, I just want to reiterate that our near-term focus is on the integration of these 2 great companies and we, again, anticipate the closing of this transaction to occur in the second half of 2018. With that, we'll now be happy to take your questions. Operator, please open the lines for questioning. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 DECEMBER 18, 2017 / 1:00PM, PENN - Penn National Gaming Inc to Acquire Pinnacle Entertainment Inc Conference Call QUESTIONS AND ANSWERS Operator (Operator Instructions) And we'll get our first question on the line from the line of Carlo Santarelli. Carlo Santarelli - Deutsche Bank AG, Research Division - Research Analyst Tim or Jay or B.J., whoever kind of wants to handle this one, could you talk a little bit about any kind of tax implications from the transaction just from this transaction itself on a stand-alone basis and then how you think about maybe some of the tax reform agenda factoring into the go-forward combined companies and the analysis that maybe you guys have kind of undertaken to get a better understanding of what you're going to look like in, say, 2019? William J. Fair - Penn National Gaming, Inc. - Executive VP, CFO & Treasurer I'll take that. This is B.J. I will --obviously, as I just mentioned, with respect to the --on the sale of the assets, both to GLPI or the sale leaseback to GLPI and the sale to Boyd, we are --we've included the tax impacts of that and the proceeds that we've been dealing with. With respect to the changes and the potential change in the tax laws, basically as we --as Penn specifically is becoming a cash taxpayer, it obviously is a benefit to us. We haven't flowed through the entirety of the changes just yet into the overall transaction, but I think it clearly helps the overall --it certainly allows us to continue to have even stronger free cash flow on a going-forward basis that will really allow us to, as we said earlier, basically continue to delever, provide additional ammunition for potential acquisitions as well as the opportunity to provide return to shareholders. Carlo Santarelli - Deutsche Bank AG, Research Division - Research Analyst Great. And then, maybe this one is for Jay. I think, Jay, if you think about kind of the way you guys have run your business over time and the way Pinnacle has run its --in terms of kind of more catering towards a higher-end kind of gaming --or sorry, table gaming customer, and I'm speaking towards Pinnacle, do you envision kind of running the properties as they have over time in somewhat of a separate and distinct, kind of fitting their own niche? Jay A. Snowden - Penn National Gaming, Inc. - President & COO It's a great question, Carlo. What I would tell you is that we have a lot of respect and, quite frankly, we admire a lot of what Pinnacle has been able to accomplish over the last several years. They do some things extremely well. We think we do some things extremely well. And this really is going to be a case where it's sharing the best with the best and taking best practices from Pinnacle and sharing those across the portfolio. I think there's plenty of examples of things that Pinnacle does better than any other regional operator, the high end of VIP, table game-specific customer. There's things that we think we do better than others in other areas of the database and our marketing activities. So I anticipate us learning a lot from Pinnacle operations and them learning a lot from us and what comes out of this is just what we think to be the strongest regional gaming company in history. Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director Carlo, this is Tim. The next step in this process, as you can imagine, is for us working very closely with Anthony and his team to put together a very detailed, thoughtful integration plan that takes into account all the best practices on both sides of the table here and also takes a look at how the new organizational structure will move forward with putting the best people in the positions to run this larger company. So we have a lot to learn from Anthony and his team and we look forward to getting started on that process after today. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 DECEMBER 18, 2017 / 1:00PM, PENN - Penn National Gaming Inc to Acquire Pinnacle Entertainment Inc Conference Call Carlo Santarelli - Deutsche Bank AG, Research Division - Research Analyst Great, guys. And then, just one last kind of quick follow-up. From the Plainridge sale, the $25 million rent, is it fair to assume that you guys buffered in a little bit more --or I should say maybe GLPI did in terms of coverage kind of above and beyond the 1.9-ish --above and beyond potentially 2x to kind of protect against future competition coming into that market? William J. Fair - Penn National Gaming, Inc. - Executive VP, CFO & Treasurer Carlo, this is B.J. The Plainridge rent was set in the sea in the documents and it is a flat rate going forward. And so we believe that there's still continued improvement in the operations of Plainridge. The ultimate impact of additional competition in that area is still a little bit of a TBD at this point. And we feel very comfortable that both the growth of Plainridge right now and having the fact that, that is a flat $25 million number going forward into the future that the coverages will be set. And it is also as we've --as part of --is now being included in the Pinnacle lease, it is cross-collateralizing all the others as well. So it's --we're looking at it as a totality of the inventories. Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director Carlo, Tim again. We're in year 3 of Plainridge and the business continues to ramp very, very nicely. Next year, we have the opening of MGM Springfield and, toward the end of the year, the relocation of the casino to Tiverton in Rhode Island. We don't anticipate either of those operations having any material effect on Plainridge. And then, with Wynn opening up in 2019 in North Boston as we continue to learn more and more about this business and see what our customers are coming from, we're very confident on the long-term viability of Plainridge Park to continue its growth story that we're experiencing today. Operator We'll go to our next question on the line from the line of Steve Wieczynski. Steven Moyer Wieczynski - Stifel, Nicolaus & Company, Incorporated, Research Division - MD of Equity Research and Gaming & Leisure Research Analyst First question would be around the 4 assets that you're selling off. And, I guess, the question is I assume there was --you went out and kind of shopped those around and I assume there was a decent amount of demand for those assets. But how did you ultimately settle on choosing Boyd to work this deal with you? Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director Listen, the detail, Steve, of how we got here will be covered in the proxy, which will be published probably in early '18. But this was a very complex 4-party transaction and we took a look holistically at the deal and what we needed to do to handle regulatory and the approvals at the state and federal level and we felt that we --that these 4 assets would cover that requirement. And given the potential of putting Pinnacle and Penn together and the synergies of the $100 million that Jay outlined, we felt that having certainty to close in this complex transaction was very, very important and a big reason why we've settled with Boyd and got the deal done in this very complex format. But, again, highlighting the fact that we looked at the deal in total and the fact that we could create this large regional gaming newly formed company with all this potential, it made sense that we wanted to have this base of divestitures already covered as we announced this transaction so we can stay very focused on integration planning and getting to close. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 DECEMBER 18, 2017 / 1:00PM, PENN - Penn National Gaming Inc to Acquire Pinnacle Entertainment Inc Conference Call Steven Moyer Wieczynski - Stifel, Nicolaus & Company, Incorporated, Research Division - MD of Equity Research and Gaming & Leisure Research Analyst Okay. Got you. And then, second question would be around Vegas. And obviously, with you guys combining with Pinnacle, your database over time will be pretty massive. So does that change your view on kind of the way you're thinking about the Tropicana and how you'll deploy capital into that asset? And maybe does it also mean at some point you're going to need more exposure to Vegas over time? Jay A. Snowden - Penn National Gaming, Inc. - President & COO Great question, Steve. This is Jay. Look, we have a lot to think through with regards to the assets we have in Las Vegas, both M Resort and Tropicana. M Resort, we know we need more hotel capacity there and this just really accelerates our thought process obviously around that. In Tropicana, our current plans haven't changed with regards to how we see sequence CapEx at that facility over the next 2 years. But certainly, bigger picture and longer term, it makes you think twice and you hit pause and you reevaluate everything that you're considering, given that the company is almost doubling its size. So long story short is we have optionality in Las Vegas. We love the real estate we have there. We love the assets and we could see having an increased presence in Vegas down the road, but the focus right now obviously is 100% on integration, integrating these 2 great companies and getting the synergy dollars. Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director Steve, as we learn more about mychoice and the customers and their visitation patterns for Las Vegas, it certainly does represent enhanced opportunities for us, but as Jay said, we're going to stay focused in 2018 on integrating the 2 companies together and really understanding the future potential of Las Vegas. So that's going to be something you'll hear more about as we get through the close and complete the integration planning and start the execution of that. Operator We'll get to our next question on the line from the line of Chad Beynon. Chad C. Beynon - Macquarie Research - Head of US Consumer, SVP, and Senior Analyst I wanted to start with leverage. There's a number of different outcomes in terms of where the leverage could have ended up here. B.J., you talked about a 5.4 on a net basis. Since you are using your stock in the deal, how did you arrive to that number? Is that the number that you're comfortable with at this point in the cycle? And then, how would that affect other capital allocation needs? William J. Fair - Penn National Gaming, Inc. - Executive VP, CFO & Treasurer Chad, the 5.5 to 5.7 obviously is what we anticipate to be closing into on a pro forma basis gross assuming that we will be hitting in the cash flow both from the Pinnacle operations as well as the Penn operations. The usage of stock as currency in the transaction was extremely helpful obviously in getting the leverage down. And we do believe that we'll be able to continue to delever once the properties are combined. We've always said that we want to be at a 5 to 5.5 gross levered on a total leverage basis and a rent-adjusted basis. And I think that we'll be very comfortable very quickly getting back there after the close. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 DECEMBER 18, 2017 / 1:00PM, PENN - Penn National Gaming Inc to Acquire Pinnacle Entertainment Inc Conference Call Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director Chad, this is Tim. We purposely structured this transaction with this consideration to come out of this at close with a company that still has the ability to look at additional growth opportunities, delever and also potentially return capital to shareholders. So the way it's structured, as we said previously, gives us the optionality to do a number of things as we look forward to the next 3 to 5 years. Chad C. Beynon - Macquarie Research - Head of US Consumer, SVP, and Senior Analyst Great. My follow-up is just with respect to the new portfolio. So 41 properties at close all contributing different percentages to the total EBITDA. Is this the right number going forward or are there still some assets that might take too much attention and not really contribute enough EBITDA to make sense to the --to your portfolio where you could potentially dispose of and reduce leverage with further asset sales? Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director Chad, this is Tim again. We don't anticipate any further asset sales. We like the portfolio of the 41 properties. We like the diversification it represents across the United States. And we're not anticipating any further asset sales for delevering or any other purpose, given how comfortable we are with the balance sheet that we anticipate at close. Operator We'll get to our next question on the line from the line of Joe Greff. Joseph Richard Greff - JP Morgan Chase & Co, Research Division - MD Jay, you mentioned earlier about selecting the best of the best for the combined pro forma management team. Can you talk about what decisions have been made thus far, whether it's at the upper levels of corporate or kind of down to the middle levels of regional management? And then, since decisions are presently ongoing or presently pending, what are you guys doing to retain the people on the Pinnacle side that you need in order to get to the integration targets that you're talking about? Jay A. Snowden - Penn National Gaming, Inc. - President & COO Sure, Joe. Well, the true integration work really begins at the beginning of 2018 in earnest. And so, no, we have not made any decisions with regards to leadership. We need to spend a lot of time with the Pinnacle executives, both in the corporate office as well as to the property level, getting to know them, understanding, again, where the strengths of the 2 companies are. And as I mentioned earlier, certainly we're committed to keeping the best talent with this combined organization. So we'll have more updates and information for you, Joe, specific to talent questions as the year tracks on 2018 during our quarterly earnings and conferences we attend, but at this stage, it's really premature to make any decisions. Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director And, Joe, we'll be working with Anthony and his team to make sure that we fully understand the talent that is going to be combined with the Penn team and making sure that we retain the right people in the right jobs to run this new company going forward, but there's a lot more to come, as Jay highlighted, on how that's going to be executed against. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 DECEMBER 18, 2017 / 1:00PM, PENN - Penn National Gaming Inc to Acquire Pinnacle Entertainment Inc Conference Call Joseph Richard Greff - JP Morgan Chase & Co, Research Division - MD Great. And then, just a follow-up question. Pinnacle obviously has that marketing alliance with MGM utilizing their strip presence. Can you talk about when that ceases? I'm presuming you and they probably wouldn't want that to happen once the deal closes, but can you talk about how that works between now and when the deal closes? And that's it for me. Jay A. Snowden - Penn National Gaming, Inc. - President & COO Sure, Joe. Well, look, we, and I highlighted this earlier, we think we're combining the 2 top player loyalty programs in regional gaming. So it's very exciting and, quite frankly, we think that what comes out of this is an even stronger player affinity program with the combined companies. Look, I wouldn't anticipate any changes with regards to benefits that mychoice customers receive today over the course of calendar 2018. Same to be said for Marquee Rewards in 2018. We've got a lot of work to do obviously between time of announcement today and the time of close of this transaction the second half of '18 to figure out what exactly this combined program is going to represent and what those membership perks are for our customers starting in 2019. But for now, we're just going to take our time and understand and, like I said, utilize and analyze the best of both programs. Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director As Anthony and I have told our respective teams, it's really business as usual from now until close as we operate our businesses and satisfy all the closing conditions on this transaction. So that's been our message to our team and I know Anthony has delivered that message to his team as well. Operator We'll get to our next question on the line from the line of Thomas Allen. Thomas Glassbrooke Allen - Morgan Stanley, Research Division - Senior Analyst Just thinking through the $100 million of synergies, is there a way to bucket it in just more specific buckets, just thinking about efficient --maybe labor efficiencies, purchasing power and things like that? Jay A. Snowden - Penn National Gaming, Inc. - President & COO Yes, Tom. So we'll have more information on future calls. We're going to have our fourth quarter year-end earnings call in early February. We'll have a solid month under our belts of working through integration planning and we'll be able to, I think, be more specific with regards to exactly where they're coming from. But I know you can kind of think of them in large buckets. Approximately half of those $100 million synergy is coming from corporate redundancies and we think about half coming from property level improvements in the combined businesses. But with regards to how much from procurement and labor, we still need a little bit more time to find exactly what those contributions are and extrapolate the $100 million, but coming soon. Thomas Glassbrooke Allen - Morgan Stanley, Research Division - Senior Analyst Helpful. And then, just in terms of integration of loyalty programs, it's been a focus for a lot of kind of hospitality companies recently. You touched on there wouldn't be any changes in 2018. But any more detail on kind of is it a 2019 event? Could it even be a 2020 event? And what are the key attributes of each loyalty program that you think are most important to keep? 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 DECEMBER 18, 2017 / 1:00PM, PENN - Penn National Gaming Inc to Acquire Pinnacle Entertainment Inc Conference Call Jay A. Snowden - Penn National Gaming, Inc. - President & COO Yes. Again, Tom, we just need a little bit more time before we can answer those questions. No changes in '18. 2019 is really a "to be determined." I think it depends on where we are in the integration planning and how comfortable we are in making changes to these card programs in 2019. We're not going to rush. We're going to do this right. It's going to be a thoughtful process and it's going to be --it's going to involve the best marketing talent at Pinnacle, the best marketing talent at Penn. And we'll make the decision when it's appropriate and we'll communicate the details of what that combined card program is at the appropriate time. Operator We'll get to our next question on the line from the line of Patrick Scholes. Patrick Scholes This is a question for Tim. On your most recent earnings call, you had, and you briefly discussed today, some margin improvement targets. Is it fair to think that on a Penn same-store/legacy basis that you could see upside to those targets that you had outlined due to the expected synergies? And this is for your existing performance. Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director No. When Jay outlined the $100 million of synergies, that was really just on the Pinnacle side. We believe there is potential for even more upside and margin improvement. As we scale up the size of our company, you can think about further opportunities for improved efficiencies in procurement and in other shared services areas. So that's an important integration item that we're going to be looking at, taking into account our current margin improvement program and the integration work we're going to be doing with Pinnacle. I do believe there's upside, but we need more time to understand the combined company's opportunities to better articulate what that may be. Jay A. Snowden - Penn National Gaming, Inc. - President & COO And certainly, just to add one comment, certainly the work that we're doing at Penn and the margin improvement initiatives that I described on our last earnings call are only going to help, I think, highlight what opportunities might exist from a margin improvement perspective between the individual business units at Pinnacle and Penn. So this is --it was great timing for us. 2018, we're very focused on those margin improvement initiatives here at Penn and it will make the synergy targets, I think, that much more realistic for us in 2019 and 2020. Operator (Operator Instructions) And we will get to our next question on the line from the line of Shaun Kelley. Shaun Clisby Kelley - BofA Merrill Lynch, Research Division - MD Maybe this is for Jay or Tim. We started to see people talk a little bit more about revenue synergy and some of the opportunity with these rewards programs. Is that something --I mean, look, clearly, you aren't putting in your $100 million number, but is that something that you guys, when you're sort of doing your own analysis, you're starting to think about or quantify? I mean, historically in regional gaming, I don't think revenue synergies have been a core focus, but kind of curious if you're more optimistic about that opportunity and how you underwrote it? 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 DECEMBER 18, 2017 / 1:00PM, PENN - Penn National Gaming Inc to Acquire Pinnacle Entertainment Inc Conference Call Jay A. Snowden - Penn National Gaming, Inc. - President & COO Well, Shaun, you're exactly right in that we did not include revenue synergies in our $100 million target. We're very comfortable we can get there on the cost side of the business given the enhanced size of the company and purchasing power that we mentioned earlier. I do think there's an opportunity for us to explore a number of revenue opportunities between the 2, particularly as you bring these 2 loyalty card programs together. It's just going to take us some time to figure out exactly what those are, but we will articulate those in due time over the course of '18 as we identify what the opportunities are. I'm very excited to, quite frankly, partner with the folks at Pinnacle and explore what they have in mind in combining these 2, and more to come on that front. But there are certainly revenue synergies to be had, particularly given that the macroeconomic environment is just in a better place today than it's been in the last several years post-recession. And we're seeing same-store sales growth. So there's growth to be had, but the $100 million will be on the cost side initially. Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director Just to add, Shaun, to your question. We certainly believe, with the combination of the databases, that we can drive increased Las Vegas visitation to the strip and to the M Resort --to Tropicana and M Resort. We also think there's revenue opportunities to market to the mychoice customers today with our online social offerings as well. We know how receptive the Marquee Rewards database has been to the content of Hollywoodcasino.com and Rocket Games. We certainly expect to see that kind of revenue potential as we market our social content to the mychoice customers as well, so more to come there. But we didn't have it in the $100 million headline, but we certainly believe it's there. Shaun Clisby Kelley - BofA Merrill Lynch, Research Division - MD Great. And then, just one other and this one's pretty specific, but on Plainridge Park, did you, anywhere in the materials, give a sort of a kind of rent coverage number that you're at or expecting to be at for the property, #1? And then, #2, does that --and I'm sorry if I missed this --is that incorporated in the master lease or how does that get treated? William J. Fair - Penn National Gaming, Inc. - Executive VP, CFO & Treasurer We did not provide any property-specific rent coverage. And it is --the Plainridge Park gets added to the amended Pinnacle lease. Shaun Clisby Kelley - BofA Merrill Lynch, Research Division - MD It's not... William J. Fair - Penn National Gaming, Inc. - Executive VP, CFO & Treasurer In the amended master lease. Yes. Operator And Mr. Wilmott, we have no further questions at this time. I'll turn it back to you for any closing remarks. Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director Thank you, operator. I'd like to first see if Anthony, who's in Las Vegas today, had any closing comments for the audience today. Anthony? 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 DECEMBER 18, 2017 / 1:00PM, PENN - Penn National Gaming Inc to Acquire Pinnacle Entertainment Inc Conference Call Anthony M. Sanfilippo - Pinnacle Entertainment, Inc. - Chairman & CEO Tim, thank you. And I do. We are excited about 2018. We appreciate the kind comments both you and Jay made about our company during this call. And we look forward to working with you. We look forward to making this a terrific transition and we have great interest for all on this call. Part of this deal is that the shareholders of Pinnacle Entertainment will receive shares of Penn. And we want Penn to be the most successful company it can be and we're going to do everything we can to make that happen and to make the transition for our team members the very best it can be. So Tim and Jay and B.J. and others, we look forward to working with you. We wish everyone happy holidays and look forward to everything the new year is going to bring. Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director Thank you, Anthony. We feel the same way and we're looking forward to working with you and your team as we get through the holidays and to early 2018 as well. I want to thank everyone on the call. We're really excited here at Penn for everything we just articulated about this transformative transaction and we look forward to realizing the potential as we move into '18 and '19. So thanks again and happy holidays to all as well. Bye. Operator And ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines. Have a good day, everyone. 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2017, Thomson Reuters. All Rights Reserved.

Forward-looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, Penn National’s and Pinnacle’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to the acquisition of Pinnacle by Penn National and the integration of the businesses and assets to be acquired; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained on the terms anticipated or at all; the possibility that the Boyd and/or GLPI deals do not close in a timely fashion or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; potential litigation challenging the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or issues arising from, the integration of the two companies; the possibility that the anticipated divestitures are not completed in the anticipated timeframe or at all; the possibility that additional divestures may be required; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; litigation relating to the transaction; risks associated with increased leverage from the transaction; and additional factors discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Penn National’ and Pinnacle’ respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond the control of Penn National and Pinnacle. Neither Penn National nor Pinnacle undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Penn National intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Penn National and Pinnacle that also constitutes a prospectus of Penn National. Penn National and Pinnacle also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Penn National and Pinnacle with the SEC at the SEC’s website at www.sec.gov.

Certain Information Regarding Participants

Penn National and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of Penn National’ directors and executive officers in Penn National’ Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on April 25, 2017. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’ directors and executive officers in Pinnacle’ Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 28, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 14, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.